                           OFFER TO PURCHASE FOR CASH

                           ALL SHARES OF COMMON STOCK

                                       OF

                     DATA TRANSMISSION NETWORK CORPORATION
                                       AT

                              $29.00 NET PER SHARE

                                       BY

                          DTN ACQUISITION CORPORATION

                           AN INDIRECT SUBSIDIARY OF

                     VS&A COMMUNICATIONS PARTNERS III, L.P.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 14, 2000, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 3, 2000 (THE "MERGER AGREEMENT"), AMONG VS&A COMMUNICATIONS PARTNERS III, L.P. (THE "PARENT"), VS&A -- DTN, LLC ("VS&A-DTN"), DTN ACQUISITION CORPORATION (THE "PURCHASER") AND DATA TRANSMISSION NETWORK CORPORATION (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

THE PURCHASE OF THE SHARES PURSUANT TO THE OFFER IS CONDITIONED UPON AT LEAST 90% OF THE COMPANY'S OUTSTANDING SHARES HAVING BEEN VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. THE COMPANY HAS AGREED THAT, IF THE PURCHASE PURSUANT TO THE OFFER IS CONSUMMATED, IT WILL TAKE ALL NECESSARY ACTION TO CAUSE THE MERGER TO BECOME EFFECTIVE IMMEDIATELY WITHOUT A MEETING OF STOCKHOLDERS AND THAT, IF THE PURCHASE PURSUANT TO THE OFFER IS NOT CONSUMMATED, THE COMPANY WILL CALL A MEETING OF STOCKHOLDERS TO VOTE UPON APPROVAL OF THE MERGER AND WILL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO EFFECT THE MERGER AT THE EARLIEST PRACTICABLE DATE. STOCKHOLDERS WHO HOLD IN THE AGGREGATE APPROXIMATELY 50.1% OF THE OUTSTANDING SHARES (APPROXIMATELY 44.1%, AFTER THE EXERCISE OF ALL OUTSTANDING OPTIONS AND WARRANTS) HAVE AGREED TO TENDER THEIR SHARES IN RESPONSE TO THE OFFER OR TO VOTE THEIR SHARES IN FAVOR OF THE MERGER. UNDER DELAWARE LAW, THE VOTE OF A MAJORITY OF THE COMPANY'S OUTSTANDING SHARES ENTITLED TO VOTE IS REQUIRED FOR APPROVAL OF THE MERGER. THE PARENT, VS&A-DTN AND THE PURCHASER DO NOT CURRENTLY OWN ANY SHARES.

THE OFFER IS SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. SEE "INTRODUCTION" AND SECTIONS 1, 15 AND 16.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of his shares should either (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary at its address indicated on the back cover of this Offer to Purchase or tender such Shares pursuant to the procedures for book-entry transfer described in Section 3 or (b) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such shares.

    A stockholder who desires to tender his shares and whose certificates representing such shares are not immediately available or who cannot comply with the other procedures on a timely basis may tender such shares by following the procedures for guaranteed delivery described in Section 3.

    Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers indicated on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                    The Information Agent for the Offer is:
                             D.F. KING & CO., INC.
March 17, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY TERM SHEET..........................................    1
INTRODUCTION................................................    5
THE TENDER OFFER............................................    6
   1.  Terms of the Offer; Expiration Date..................    6
   2.  Acceptance for Payment and Payment...................    7
   3.  Procedures for Accepting the Offer and Tendering
     Shares.................................................    8
   4.  Withdrawal Rights....................................   10
   5.  Certain U.S. Federal Income Tax Consequences.........   11
   6.  Price Range of the Shares; Dividends.................   12
   7.  Certain Information Concerning the Company...........   12
   8.  Certain Information Concerning the Purchaser, the
     Parent and VS&A-DTN....................................   15
   9.  Source and Amount of Funds...........................   16
  10.  Background of the Offer; Contacts with the Company...   17
  11.  The Merger Agreement and Other Agreements; Other
     Matters................................................   18
  12.  Purpose of the Offer and the Merger; Plans for the
     Company................................................   26
  13.  Effect of the Offer on the Market for the Shares.....   27
  14.  Dividends and Distributions..........................   27
  15.  Certain Conditions of the Offer......................   28
  16.  Certain Legal Matters; Required Regulatory
     Approvals..............................................   29
  17.  Certain Fees and Expenses............................   31
  18.  Miscellaneous........................................   32
SCHEDULE I  Directors and Executive Officers of the
            Purchaser, the Parent, and Certain Entities
            which Directly or Indirectly Control the Parent

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               SUMMARY TERM SHEET

     DTN Acquisition Corporation is offering to purchase all the outstanding shares of common stock of Data Transmission Network Corporation for $29.00 per share in cash. The following are some of the questions that you, as a stockholder of Data Transmission Network Corporation, may have, and the answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

     Our name is DTN Acquisition Corporation. We are a Delaware corporation and have carried on no business other than in connection with the merger agreement. We are a subsidiary of VS&A-DTN, LLC, a Delaware limited liability company, which, in turn, is a subsidiary of VS&A Communications Partners III, L.P. See "Introduction" and Section 8.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are offering to purchase all the outstanding common stock of Data Transmission Network Corporation. See "Introduction" and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $29.00 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction."

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     VS&A Communications Partners III, L.P. and the other equity investors in VS&A-DTN will provide us with approximately $195.0 million to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger, which is expected to occur immediately after the successful completion of the offer. The remainder of the funds necessary to consummate the offer and merger and to pay all fees and expenses incurred in connection with the offer and the merger (approximately $291.2 million) is expected to be from a loan from a group of banks and other financial institutions. See Section 9.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment consists solely of cash and we have already arranged for all of our funding. The offer is not subject to any financing condition. See Section 9.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 12:00 midnight, New York City time, on Friday, April 14, 2000 to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that we may extend the offer if any of the conditions to the offer have not been satisfied or waived; provided, however, that we can not extend the offer for more than 10 business days without the approval of Data Transmission Network Corporation.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the offer, we will inform First National Bank of Omaha (which is the depositary for the offer) of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     - We are not obligated to purchase any shares that are validly tendered, unless the number of shares validly tendered and not properly withdrawn before the expiration date of the offer represent at least 90% of the outstanding shares of Data Transmission Network Corporation.

     - We are not obligated to purchase shares that are validly tendered, if there is a material adverse change in Data Transmission Network Corporation or its business or if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has not expired or been waived before we accept the shares that have been validly tendered.

     The offer also is subject to a number of other conditions. We can waive any of the conditions to the offer without Data Transmission Network Corporation's consent. See Section 15.

HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to First National Bank of Omaha, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver to the depositary any document or instrument that is required to be delivered by the expiration of the tender offer, you may get additional time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 2.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw shares at any time until the offer has expired, and, if we have not agreed by May 9, 2000 (or a later date as may apply, if the offer is extended) to accept your shares for payment, you can withdraw them at any time after that time, until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period discussed in Section 1. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4.

WHAT DOES DATA TRANSMISSION NETWORK CORPORATION'S BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the offer pursuant to the merger agreement, which has been unanimously approved by the board of directors of Data Transmission Network Corporation. The board of directors of Data Transmission Network Corporation unanimously (1) determined that the offer, the merger and the merger agreement are fair to, and in the best interests of, its stockholders, (2) approved the merger, the offer, the merger agreement and the other transactions contemplated by the merger agreement and (3) recommends that its stockholders accept the offer and tender all their shares and approve and adopt the merger agreement. See "Introduction."

HAVE ANY STOCKHOLDERS AGREED TO TENDER THEIR SHARES?

     Yes. Stockholders who own shares representing approximately 50.1% of the outstanding common stock of Data Transmission Network Corporation (approximately 44.1%, after the exercise of all outstanding options and warrants) have agreed to tender their shares in the offer.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE DATA TRANSMISSION NETWORK CORPORATION SHARES ARE NOT TENDERED IN THE OFFER?

     Yes. If DTN Acquisition Corporation accepts for payment and pays for at least 90% of the outstanding shares of Data Transmission Network Corporation, we will be merged with and into Data Transmission Network Corporation. If that merger takes place, VS&A-DTN, LLC will own all the shares of Data Transmission Network Corporation and all remaining stockholders of Data Transmission Network Corporation (other than DTN Acquisition Corporation and stockholders properly exercising dissenters' rights) will receive $29.00 per share in cash. See "Introduction" and Section 11.

IF 90% OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL DATA TRANSMISSION NETWORK CORPORATION CONTINUE AS A PUBLIC COMPANY?

     No. Following the purchase of shares in the offer, we expect to consummate the merger, and, following the merger, Data Transmission Network Corporation no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that Data Transmission Network Corporation's common stock will no longer be eligible to be traded on The Nasdaq National Market or on any securities exchange, there may not be a public trading market for Data Transmission Network Corporation stock and Data Transmission Network Corporation may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 13.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to any rights of appraisal properly exercised under Delaware law. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that, if you tender your shares, you will be paid earlier and will not have appraisal rights. However, if for some reason the merger does not take place, the number of shares of Data Transmission Network Corporation stock still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Data Transmission Network Corporation common stock. Also, as described above, Data Transmission Network Corporation may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See Section 13.

WHAT WILL HAPPEN IF FEWER THAN 90% OF THE OUTSTANDING SHARES ARE TENDERED IN THE OFFER?

     If fewer than 90% of the outstanding shares are tendered, the offer may not be consummated and the Company will call a meeting of the stockholders to vote upon the merger. If the merger is approved by a majority of the stockholders, we will be merged with and into Data Transmission Network Corporation. If that merger takes place, VS&A-DTN, LLC will own all the shares of Data Transmission Network Corporation and all stockholders of Data Transmission Network Corporation (other than DTN Acquisition Corporation and stockholders properly exercising dissenters' rights) will receive $29.00 per share in cash. See "Introduction" and Section 11.

HAVE ANY STOCKHOLDERS AGREED TO VOTE THEIR SHARES IN FAVOR OF THE MERGER?

     Yes. Stockholders who own shares representing approximately 50.1% of the outstanding common stock of Data Transmission Network Corporation (approximately 44.1%, after the exercise of all outstanding options and warrants) have agreed to vote their shares in favor of the merger.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On March 3, 2000, the last trading day before we announced the tender offer and the possible subsequent merger, the last reported sale price of Data Transmission Network Corporation common stock reported on The Nasdaq National Market was $25.00 per share. On March 16, 2000, the last trading day before we commenced the tender offer, the last reported sale price of Data Transmission Network Corporation common stock reported on The Nasdaq National Market was
28.75 per share. We advise you to obtain a recent quotation for shares of Data Transmission Network Corporation common stock in deciding whether to tender your shares. See Section 6.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call D.F. King & Co., Inc. at 800-488-8075 (toll free). D.F. King & Co., Inc. is acting as the information agent for our tender offer. See the back cover of this offer to purchase.

To: All Holders of Shares of Common Stock of Data Transmission Network Corporation:

                                  INTRODUCTION

     DTN Acquisition Corporation, a Delaware corporation (the "PURCHASER") and an indirect subsidiary of VS&A Communications Partners III, L.P., a Delaware limited partnership (the "PARENT"), hereby offers to purchase all shares of common stock, par value $0.001 per share (the "SHARES"), of Data Transmission Network Corporation, a Delaware corporation (the "COMPANY"), at a price of $29.00 per Share (the "SHARE PRICE"), net to the seller in cash and without interest thereon, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "OFFER").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 3, 2000 (the "MERGER AGREEMENT"), among the Parent, VS&A-DTN, LLC, a Delaware limited liability company that is a subsidiary of the Parent ("VS&A-DTN"), the Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with the Company (the "MERGER"), with the surviving corporation (the "SURVIVING CORPORATION") becoming a subsidiary of VS&A-DTN. In the Merger, each outstanding Share (other than Shares held by the Company as treasury stock and Shares owned by stockholders who have properly exercised their appraisal rights under Delaware law) will be converted at the effective time of the Merger (the "EFFECTIVE TIME") into the right to receive the Share Price, in cash, without interest and less any required withholding taxes (the "MERGER CONSIDERATION").

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") UNANIMOUSLY HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS (THE "STOCKHOLDERS"), HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

     Greif & Co., the Company's financial advisor (the "COMPANY FINANCIAL ADVISOR"), has delivered to the Company its written opinion, dated the date of the Merger Agreement, that, as of the date thereof, the cash consideration to be received by the Stockholders pursuant to the Offer and the Merger is fair from a financial point of view to the Stockholders. A copy of the opinion of the Company Financial Advisor is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9") filed with the Securities and Exchange Commission (the "COMMISSION") in connection with the Offer, a copy of which is being furnished to the Stockholders concurrently with this Offer to Purchase.

     The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the Expiration Date (as defined in Section 1 below) that number of Shares (the "MINIMUM NUMBER OF SHARES") that would represent at least 90% of the Shares outstanding (the "MINIMUM CONDITION"). Stockholders who, in the aggregate, own approximately 50.1% of the Shares (approximately 44.1%, after the exercise of all outstanding options and warrants) have agreed to tender their shares in response to the Offer or vote their Shares in favor of the Merger and the Merger Agreement. The Offer also is subject to certain other conditions. See Sections 1, 15 and 16.

     The Company has represented and warranted in the Merger Agreement that, as of March 1, 2000, 12,019,986 Shares were issued and outstanding. In addition, the Company has informed the Parent that, as of March 1, 2000, 1,641,970 Shares were reserved for issuance pursuant to outstanding options under the Company's 1999 Stock Incentive Plan, Stock Option Plan of 1989 and Non-Employee Directors Stock Option Plan (collectively, the "OPTION PLANS") having an exercise price less than the Share Price, and 20,000 Shares were reserved for issuance pursuant to outstanding warrants. Based on this information, the Purchaser believes that the Minimum Condition will be satisfied, if Shares representing a minimum of 10,817,987 Shares (12,313,760 Shares, if all outstanding options and warrants are exercised) are validly tendered and not properly withdrawn prior to the Expiration Date. The Parent, VS&A-DTN and the Purchaser currently do not own any Shares.

     The Schedule 14D-9 indicates that, to the best of the Company's knowledge, all the Company's executive officers and directors who currently own Shares intend to tender all their Shares pursuant to the Offer, other than Shares, if any, held by persons whose shares, if tendered, could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

     The consummation of the Merger is subject to the satisfaction or waiver of several conditions, including, if required, the approval of the Merger by the requisite vote or consent of the holders of Shares. Under the Delaware General Corporation Law (the "DGCL"), the stockholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the outstanding Shares. If, however, the Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser would be able to effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other Stockholder. In such event, the Purchaser intends to effect the Merger immediately following the purchase of Shares in the Offer. See Section 11.

     The Company also has represented in the Merger Agreement that the approval by the Company's Board of the Merger and the Merger Agreement is sufficient to render inapplicable to the Merger, the Merger Agreement and the transactions contemplated thereby the provisions of Section 203 of the DGCL and no further corporate action is required to be taken by the Company under its certificate of incorporation, bylaws or any agreement or other obligation by which it is bound to render such provisions inapplicable to the Offer and the Merger. See Section 16.

     The Merger Agreement is more fully described in Section 11. Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5.

     Tendering Stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of First National Bank of Omaha, as Depositary (the "DEPOSITARY") and D.F. King & Co., Inc., as Information Agent (the "INFORMATION AGENT"), incurred in connection with the Offer. See Section 17.

     This Offer to Purchase and the Letter of Transmittal contain important information. You should read them in their entirety before making any decision with respect to the Offer.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended as required or permitted by the Merger Agreement, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase all Shares validly tendered and not withdrawn in accordance with the procedures described in Section 4 on or prior to the Expiration Date (as hereinafter defined). The term "Expiration Date" means 12:00 midnight, New York City time, on April 14, 2000, unless and until the Purchaser, in accordance with the Merger Agreement, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Purchaser, shall expire. In the Merger Agreement, VS&A-DTN and the Purchaser have agreed that, if the Minimum Condition or any other condition to the Offer has not been satisfied or waived, VS&A-DTN may, from time to time, in its sole discretion, extend the Expiration Date; provided, however, any expiration beyond 10 business days requires the approval of the Company.

     Any such extension will be followed as promptly as practicable by public announcement thereof, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

     If, in accordance with the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum 10 business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, the Purchaser (with the approval of the Company, as required by the Merger Agreement) decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such 10 business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     In the Merger Agreement, the Company has agreed to furnish the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of the Offer as so extended or amended) the Purchaser will purchase, by accepting for payment, and, promptly after the Expiration Date, will pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date (as permitted by Section
4), if the conditions to the Offer described in Section 15 have each been satisfied or waived, including, without limitation, the expiration or termination of the waiting period applicable to the acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"). In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 16.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) share certificates for such Shares ("SHARE CERTIFICATES") or confirmation (a "BOOK-ENTRY CONFIRMATION") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "BOOK-ENTRY TRANSFER FACILITY"), pursuant to the procedures described in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

     The term "AGENT'S MESSAGE" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares subject of the Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering Stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures described in Section 3, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

     Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses specified on the back cover of this Offer to Purchase on or prior to the Expiration Date and either Share Certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or
(ii) the guaranteed delivery procedures described below must be complied with.

     The method of delivery of Share Certificates and the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering Stockholder. The Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address specified on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "ELIGIBLE INSTITUTION"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

     Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all the following guaranteed delivery procedures are duly complied with:

          (a) such tender is made by or through an Eligible Institution;

          (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

          (c) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form contained in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering Stockholders at the same time, and will depend upon when Share Certificates or Book-Entry Confirmations of such Shares are received into the Depositary's account at the Book-Entry Transfer Facility.

     Backup Federal Tax Withholding. Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain Stockholders pursuant to the Offer. To prevent backup federal income tax withholding on payments made to certain Stockholders with respect to the purchase price of Shares purchased pursuant to the Offer, each such Stockholder must provide the Depositary with his correct taxpayer identification number and certify, under penalty of perjury, that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering Stockholder irrevocably appoints the Purchaser and any Purchaser designee, and each of them, as such Stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Stockholder's rights with respect to the Shares tendered by such Stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon payment by the Purchaser for the Shares, all powers of attorney and proxies given by such Stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such Stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Stockholders, or any adjournment or postponement of such meeting. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, the Purchaser or its designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of the Stockholders.

     Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right (subject to the provisions of the Merger Agreement), in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other Stockholders.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made, until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, the Parent, VS&A-DTN or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     The Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after May 9, 2000.

     If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares and such Shares may not be withdrawn, except to the extent that the tendering Stockholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer, to the extent required by law.

     In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address or facsimile number specified on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder of the Shares as set forth in the Share Certificate, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering Stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of the Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective, if delivered to the Depositary at its address or facsimile number specified on the back cover of this Offer to Purchase. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser, the Parent, VS&A-DTN or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES. The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "HOLDER"). The discussion is based on the Internal Revenue Code of 1986, as amended (the "CODE"), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The following does not address the U.S. federal income tax consequences to all categories of Holders that may be subject to special rules (e.g., holders who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements with the Company, foreign holders, insurance companies, tax-exempt organizations, dealers in securities and persons who have acquired the Shares as part of a straddle, hedge, conversion transaction or other integrated investment), nor does it address the federal income tax consequences to persons who do not hold the Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). Holders should consult their own tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of the Offer and the Merger.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and also may be a taxable transaction under applicable state, local and foreign income and other tax laws. In general, a Holder who sells Shares pursuant to the Offer or has Shares converted into the right to receive cash pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the Holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted into the right to receive cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or converted into the right to receive cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, if the Holder has held the Shares for more than one year at the time of the consummation of the Offer or the Merger. Capital gains recognized by an individual investor (or an estate or certain trusts) upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income rates. Certain limitations apply to the use of capital losses.

     Holders who receive cash pursuant to the exercise of appraisal rights with respect to their Shares generally will be subject to the same treatment as that described above for Holders who receive cash for Shares pursuant to the Offer and Merger.

     6. PRICE RANGE OF THE SHARES; DIVIDENDS. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "COMPANY'S 1999 ANNUAL REPORT"), the Shares are traded on The Nasdaq National Market ("NASDAQ") under the symbol "DTLN." The following table presents, for (i) 1998 and 1999, the high and low sale prices for the Shares as reported in the Company's 1999 Annual Report and (ii) 2000, the high and low sale prices for the Shares as reported in published sources:

                                                           HIGH        LOW
                                                         --------    --------
1998
First Quarter..........................................  $38.50      $     26.25
Second Quarter.........................................   46.00            34.75
Third Quarter..........................................   40.50            24.00
Fourth Quarter.........................................   35.00            22.25
1999
First Quarter..........................................   33.25            16.125
Second Quarter.........................................   28.375           20.00
Third Quarter..........................................   28.3125          23.5625
Fourth Quarter.........................................   26.75            16.50
2000
First Quarter (through March 16, 2000).................   28.9375          16.625

     On March 3, 2000, the last full day of trading prior to the announcement of the Offer, the last reported sale price on Nasdaq for the Shares was $25.00 per Share. On March 16, 2000, the last full day of trading prior to the commencement of the Offer, the last reported sale price on Nasdaq for the Shares was $28.75 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     According to the Company's 1999 Annual Report, the Company has never paid any cash dividends with respect to the Shares and has no present intention of so doing. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of VS&A-DTN, which does not intend to consent to any such declaration or payment.

     7. CERTAIN INFORMATION CONCERNING THE COMPANY. Except as otherwise specifically stated in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although neither the Purchaser nor the Parent has any knowledge that would indicate that any statements contained in this Offer to Purchase are untrue, neither the Purchaser nor the Parent takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for the failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser or the Parent.

     General. The Company is a Delaware corporation with its principal executive offices located at 9110 West Dodge Road, Suite 200, Omaha, NE 68114, and its telephone number is (402) 390-2328.

     The Company is a leading electronic commerce and information services company serving the agriculture, weather, energy and financial services industries. The Company has built a leadership position in each of its respective market segments by electronically delivering time-sensitive information through a variety of distribution methods, including internet, satellite, leased lines and other technologies. The Company's services reach subscribers in the U.S. and Canada.

     Selected Financial Information. Presented below is certain consolidated financial information with respect to the Company, excerpted or derived from the Company's 1999 Annual Report and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 as filed with the Commission pursuant to the Exchange Act.

     More comprehensive financial information is included in reports and in other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all the financial information (including any related notes) contained therein. Such reports, documents and financial information may be inspected and copies may be obtained from the Commission in the manner described below.

                     DATA TRANSMISSION NETWORK CORPORATION

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                        1999            1998            1997            1996
                                      --------        --------        --------        --------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Data:
  Total revenues....................  $166,509        $148,986        $126,374        $ 98,384
  Operating income..................  $  4,156(1)     $  4,163(3)     $ 12,383        $  6,921
  Net income (loss) per share.......  $ (3,707)(2)    $ (3,743)(4)    $  2,236        $   (958)
  Basic income (loss) per share.....  $  (0.32)       $   (.33)       $    .20        $   (.09)
  Diluted income (loss) per share...  $  (0.32)       $   (.33)       $    .19        $   (.09)
  Basic shares outstanding..........    11,734          11,359          11,101          10,658
  Diluted shares outstanding........    11,734          11,359          12,083          10,658
Balance Sheet Data:
  Working capital (deficit).........  $(19,642)       $(17,447)       $(21,520)       $(14,748)
  Total assets......................  $184,003        $197,185        $162,431        $177,730
  Long-term debt and subordinated
     notes..........................  $ 79,038        $100,620        $ 72,891        $ 97,748
  Shareholders' equity..............  $ 37,497        $ 32,150        $ 32,196        $ 28,290

---------------
(1) Includes $0.7 million of non-recurring severance costs related primarily to the resignation of the Company's Chairman and CEO and $4.1 million related to the loss on sale of radar operations.

(2) Includes $0.7 million related to severance costs ($0.5 million net of tax), $4.1 million related to the loss on sale of radar business ($2.6 million net of tax) and $0.2 million related to equity in loss of affiliate ($0.1 million net of tax).

(3) Includes $5.8 million in non-recurring satellite costs related to the loss of control of Galaxy IV satellite by PanAmSat, the Company's primary satellite provider.

(4) Includes $5.8 million related to satellite costs ($3.7 million net of tax), $1.7 million extraordinary item related to debt extinguishment charge for the early retirement of the Company's $15,000,000 11.25% Senior Subordinated Notes Due 2004 ($1.1 million net of tax).

     Other Financial Information. In connection with the solicitation in mid-1999 of preliminary indications of interest from potential purchasers of the Company, the Company provided a confidential information memorandum to interested parties, including the Parent, which contained certain non-public estimates reflecting the possible future performance of the Company. The estimates focused on the Company's four core operating divisions -- agriculture, weather, energy and financial services -- and excluded losses associated with certain development stage initiatives and the results of ancillary operations with minimal revenues ("core" operations). The estimates, which are set forth below, were not publicly available when the Company furnished them to the Parent and other potential purchasers.

                     DATA TRANSMISSION NETWORK CORPORATION

          PRO FORMA PROJECTED FINANCIAL PERFORMANCE OF CORE OPERATIONS
                   FISCAL YEARS ENDING DECEMBER 31, 2000-2003

                                                           2000      2001      2002      2003
                                                          ------    ------    ------    ------
                                                                 (DOLLARS IN MILLIONS)
Core Revenues(1)........................................  $196.3    $231.0    $257.6    $286.4
Core EBITDA(2) before Overhead(3).......................  $104.4    $132.9    $152.8    $174.8
Core EBITDA after Overhead..............................  $ 82.2    $109.2    $127.8    $148.5
Total Capital Expenditures..............................  $ 15.3    $ 15.3    $ 15.3    $ 15.3

---------------
(1) Pro forma revenue from the Company's agriculture, weather, energy and financial services divisions; excludes losses associated with certain development stage initiatives and the results of ancillary operations with minimal revenues ("core" operations).

(2) Pro forma earnings before interest, taxes, depreciation and amortization expenses.

(3) Pro forma corporate overhead allocation.

     In early-2000, management updated these estimates based on revised assumptions and in light of subsequent developments and provided these revised estimates to the Parent and other parties conducting due diligence investigations of the Company. The revised estimates, which are set forth below, were not publicly available when the Company furnished them to the Parent and other potential purchasers.

                     DATA TRANSMISSION NETWORK CORPORATION

      REVISED PRO FORMA PROJECTED FINANCIAL PERFORMANCE OF CORE OPERATIONS
                 FISCAL YEARS ENDING DECEMBER 31, 2000 -- 2003

                                                           2000      2001      2002      2003
                                                          ------    ------    ------    ------
                                                                 (DOLLARS IN MILLIONS)
Core Revenues(1)........................................  $179.3    $199.0    $227.1    $255.7
Core EBITDA(2) before Overhead(3).......................  $ 91.3    $108.5    $130.0    $152.6
Core EBITDA after Overhead..............................  $ 70.2    $ 84.8    $105.0    $126.3
Total Capital Expenditures..............................  $ 15.3    $ 15.3    $ 15.3    $ 15.3

---------------
(1) Pro forma revenue from the Company's agriculture, weather, energy and financial services divisions; excludes losses associated with certain development stage initiatives and the results of ancillary operations with minimal revenues ("core" operations).

(2) Pro forma earnings before interest, taxes, depreciation and amortization expenses.

(3) Pro forma corporate overhead allocation.

     The Company does not as a matter of course make public forecasts as to its future economic performance. The foregoing information was prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the guidelines established by the American Institute of Certified Public Accountants and is included in this Offer to Purchase only because it was furnished to the Parent. The projections do not purport to present the operations of the Company in accordance with generally accepted accounting principles and have not been audited, compiled or otherwise examined by independent accountants. The foregoing information is "forward-looking" and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, including industry performance, general business and economic conditions, changing competition, adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters and other matters and should not be relied on by holders of Shares. The Company has advised the Parent that, although the Company believes the assumptions used in preparing this information were reasonable when made, such assumptions are inherently subject to significant uncertainties and contingencies that are impossible to predict and beyond the Company's control. Accordingly, there can be no assurance, and no representation or warranty is made, that actual results will not vary materially from those reflected in the projections. The inclusion of this information should not be regarded as an indication that the Parent, VS&A-DTN, the Purchaser, the Company or anyone who received this information considered it a reliable prediction of future events, and this information should not be relied on as such. None of the Parent, the Purchaser, VS&A-DTN, the Company or their respective financial advisors assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections, none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events and the Company has made no representation to the Parent, VS&A-DTN or the Purchaser regarding the forecasts described above. The projections have not been adjusted to reflect the effects of the Offer and the Merger.

     Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information also should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company, which have been filed via the Commission's EDGAR System.

     8. CERTAIN INFORMATION CONCERNING THE PURCHASER, THE PARENT AND
VS&A-DTN. The Purchaser was incorporated in 1999 under the law of the State of Delaware for the purpose of acquiring the Company. The Purchaser is a wholly-owned subsidiary of VS&A-DTN. The principal executive offices of the Purchaser are located at 350 Park Avenue, New York, New York 10022. The telephone number of the Purchaser is (212) 935-4990. The Purchaser has not, and is not expected to, engage in any business other than in connection with its organization, the Offer and the Merger.

     VS&A-DTN was formed in 2000 under the law of the State of Delaware for the purpose of holding the shares of the Purchaser. VS&A-DTN is a wholly-owned subsidiary of the Parent. See "Purpose of the Offer and the Merger; Plans for the Company." The principal executive offices of the Purchaser are located at 350 Park Avenue, New York, New York 10022. The telephone number of VS&A-DTN is
(212) 935-4990.

     The Parent is a Delaware limited partnership with its principal executive offices located at 350 Park Avenue, New York, New York 10022. The telephone number of the Parent is (212) 935-4990. The Parent is an approximately $1.0 billion private equity fund affiliated with Veronis, Suhler & Associates Inc. The Parent focuses exclusively on making equity investments in the information, communications and media industries.

     From time to time both during and after the Offer, the Parent intends to sell interests in VS&A-DTN to certain of its investors and their affiliates, as well as to certain affiliates of the Parent (collectively, the "CO-INVESTORS"). In addition, it is expected that, in consideration for the surrender by certain executive officers of the Company of a portion of their options to purchase Shares, the Parent would grant such executive officers interests in VS&A-DTN equivalent to the interests the executive officers would have acquired if they had made cash contributions to VS&A-DTN equal to the cash they otherwise would have received in connection with the cancellation of such options pursuant to the Merger Agreement.

     The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Purchaser, the Parent and VS&A-DTN are listed in Schedule I hereto.

     Except as set forth elsewhere in this Offer to Purchase: (i) neither the Purchaser nor the Parent nor VS&A-DTN, nor, to the best knowledge of the Purchaser, the Parent, VS&A-DTN, any of the persons listed in Schedule I hereto, or any majority-owned subsidiary of the Parent beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) neither the Purchaser nor the Parent nor VS&A-DTN, nor, to the best knowledge, of the Purchaser, the Parent, VS&A-DTN, any of the persons or entities referred to in clause (i) above, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither the Purchaser nor the Parent nor VS&A-DTN, nor, to the best knowledge of the Purchaser, the Parent and VS&A-DTN, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) during the three years preceding the date of this Offer to Purchase, there have been no transactions which would require reporting under the rules and regulations of the Commission between any of the Purchaser, the Parent, VS&A-DTN or, to the best knowledge of the Purchaser, the Parent and VS&A-DTN, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and (v) except as disclosed in Section 10, during the three years preceding the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between either of the Purchaser, the Parent or VS&A-DTN or, to the best knowledge of the Purchaser, the Parent and VS&A-DTN, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of the Company.

     None of the persons listed in Schedule I hereto have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

     9. SOURCE AND AMOUNT OF FUNDS. The Offer and the Merger are not subject to any financing condition. The total amount of funds required by the Purchaser to consummate the Offer and the Merger (including, refinancing the Company's indebtedness) and to pay related fees and expenses is estimated to be approximately $486.2 million. The total amount of funds required by the Purchaser to purchase the Shares and pay for the cancellation of all outstanding options and warrants is estimated to be approximately $367.3 million.

     The Parent and the Co-Investors will provide approximately $195.0 million to VS&A-DTN by way of a capital contribution. Thereafter, VS&A-DTN will make a contribution in that amount to the Purchaser. Immediately following the consummation of the Offer, the Parent expects to cause the Merger to occur and to cause the Company to enter into a secured lending facility, which will provide the remainder of the funds necessary to provide the funding for the Offer and the Merger.

     On February 29, 2000, the Parent entered into separate binding commitment letters with First Union National Bank, Dresdner Bank AG, The Bank of New York and The Industrial Bank of Japan, Limited. Pursuant to these commitment letters, First Union National Bank, Dresdner Bank AG, The Bank of New York, and The Industrial Bank of Japan, Limited agreed to provide the Company with senior secured credit facilities in the aggregate amount of $350 million with proceeds of $291.2 million available at the closing to finance the Offer and the Merger. The secured credit facilities contemplate (i) a $75 million senior secured revolving credit facility (the "REVOLVER"), (ii) a $125 million senior secured term loan ("TERM LOAN A") and (iii) a $150 million senior secured term loan ("TERM LOAN B"). The Revolver and the Term Loan A are expected to mature on June 30, 2005 and the Term Loan B is expected to mature on December 31, 2006. Each of the loans will bear interest at either (i) the alternate base rate plus an applicable margin of between 50 and 350 basis points based upon the Company's total debt to earnings before interest, taxes, depreciation and amortization (the "APPLICABLE MARGIN") or (ii) Libor plus an Applicable Margin. The alternate base rate will be the higher of the administrative agent's prime rate or the overnight federal funds rate plus 0.50%. The loans will be secured by (i) a first priority pledge of 100% of the ownership interests of the Company and its direct and indirect subsidiaries and (ii) subject to certain permitted liens, a first priority lien on and security interest in all personal property and real property assets of the Company (excluding the warrants held by the Company in SmartServ Online, Inc.). The loans will contain customary terms and conditions.

     10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. On March 18, 1999, the Company announced that its Board of Directors had, through a special committee, been exploring various means by which the Company could produce greater market value for its stockholders. In that connection, offers were sought from potential buyers, although no offers were received during that period that, in the Board of Director's view, adequately reflected the Company's value.

     On March 24, 1999, the Company announced, among other things, that its Board of Directors had formed a new special committee (the "SPECIAL COMMITTEE") to re-examine the Company's strategic alternatives and to engage an investment banker for this purpose.

     On May 5, 1999, the Company announced that it had engaged Greif & Co. ("GREIF") as its exclusive financial advisor to spearhead the development, review and structuring of a range of strategic alternatives intended to enhance stockholder value.

     On June 24, 1999, Greif contacted, among others, the Parent to determine if the Parent would have any interest in pursuing a strategic transaction with the Company.

     On July 8, 1999, the Parent and Greif (on behalf of the Company) executed a confidentiality agreement. Subsequently, Greif delivered to the Parent and other interested parties a confidential information memorandum.

     On July 15, 1999, Greif notified all parties who had received a copy of the confidential information memorandum, including the Parent, that preliminary written indications of interest should be submitted to Greif by July 30, 1999. The Parent declined to submit a written indication of interest at that time.

     On December 8, 1999, the Parent contacted Greif requesting an opportunity to commence a due diligence investigation of the Company with the objective of presenting a proposal to acquire the Company.

     On December 20, 1999, Greif provided the Parent with supplemental due diligence information prepared by the Company.

     On December 22, 1999, the Parent submitted to Greif an oral indication of interest in the Company. The Special Committee directed Greif to reject the Parent's indication of interest based on valuation and certain significant contingencies, which included due diligence.

     Subsequently, the Parent was advised that, on January 10, 2000, the Company had entered into a letter of intent with a potential purchaser, which contained a "no-shop" provision, and, in accordance with the letter of intent, Greif was ending discussions with all other interested parties, including the Parent.

     On January 20, 2000, Greif re-initiated discussions with the Parent and others. Greif informed the Parent that discussions were in advanced stages and that final proposals should be submitted during the following two-week period.

     After negotiations with Greif, on January 21, 2000, the Parent delivered to Greif a written indication of interest with an all-cash price range of $26.00 to $29.00 per share. After further discussions with Greif, on January 24, 2000, the Parent increased the price range of its offer to $27.00 to $29.00 per share.

     From January 28, 2000 through February 2, 2000, the Parent conducted a further due diligence review of the Company and engaged in discussions with the Company's senior management.

     On February 8, 2000, the Parent transmitted to Greif a letter of intent, evidence of a bank financing commitment and comments to the draft merger agreement. The letter of intent reflected a cash price of $28.00 per share.

     On February 15, 2000, based on ongoing negotiations with Greif, the Parent revised and delivered to the Special Committee its final letter of intent, reflecting a further increase in the cash price to $29.00 per share.

     On February 16, 2000, the Board of Directors authorized the Special Committee to consummate the transaction with the Parent, and Greif so informed the Parent on February 17, 2000.

     The Parent and the Special Committee continued to negotiate the non-financial terms of the letter of intent, which was ultimately executed on February 28, 2000. Thereafter, representatives of the Special Committee and the Parent, together with their legal counsel, negotiated the terms of the definitive Merger Agreement.

     During late February and early March, certain stockholders entered into voting agreements with the Parent, pursuant to which they agreed to tender their shares in response to a tender offer by the Parent or to vote their shares in favor of a merger with the Parent.

     On March 3, 2000, the Board met to consider the proposed final form of the definitive Merger Agreement and received an oral opinion of Greif, which was subsequently confirmed in writing, that the consideration to be received by the stockholders of the Company in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders. At the meeting, the Board of Directors unanimously approved the Merger and authorized the execution of the Merger Agreement.

     On March 6, 2000, prior to the opening of trading on Nasdaq, the Parent and the Company publicly announced the Offer and the Merger.

     On March 17, 2000, the Purchaser commenced the Offer.

     11. THE MERGER AGREEMENT AND OTHER AGREEMENTS; OTHER MATTERS

  The Merger Agreement

     The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Commission as an exhibit to Schedule TO and incorporated herein by reference. The Merger Agreement may be examined, and copies obtained, as described in Section 7 above.

     General. The Merger Agreement provides for the commencement of the Offer, upon the terms and subject to the conditions contained therein, and further provides for the consummation of the Merger following the satisfaction or waiver, if permitted by applicable law, of the conditions contained in the Merger Agreement.

     In the Merger Agreement, the Company confirmed that it had approved of and consented to the Offer and represented that its Board had (i) unanimously determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Stockholders, (ii) approved the Merger Agreement and the Voting Agreements and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the Section 203 of the DGCL and
(iii) resolved (subject to the provision described in "No Solicitation of Transactions" below) to recommend that the Stockholders accept the Offer, tender their shares to the Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the Merger. The Company also represented that its Board had received the written opinion of Greif, dated the date of the Merger Agreement, that, as of the date thereof, the cash consideration to be received by the Stockholders pursuant to the Offer and Merger is fair from a financial point of view to the Stockholders.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, (i) if the Offer is consummated, the Company will cause the Merger to become effective in accordance with the DGCL, and the Purchaser will be merged with the Company at the Effective Time, or (ii) if the Offer is not consummated, the Company has agreed to call a meeting of the stockholders to vote upon the adoption of the Merger Agreement and approval of the Merger, and, upon such adoption and approval, the Purchaser will be merged with the Company at the Effective Time. Following the Merger, the separate corporate existences of the Purchaser and the Company will cease and the Surviving Corporation will succeed to and assume all the rights and obligations of the Purchaser and the Company in accordance with the DGCL.

     At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than those held by the Company as treasury stock or owned by the Parent or any of its subsidiaries immediately prior to the Effective Time, all of which will be cancelled, and dissenting Shares, if any) will, by virtue of the Merger, be converted into the right to receive $29.00 in cash (the "MERGER CONSIDERATION") payable without interest to the holder thereof upon surrender of the certificates representing such Shares.

     Subject to the terms and conditions in the Merger Agreement, (a) if approval of the Stockholders is required under the DGCL, a Certificate of Merger shall be duly filed with the Secretary of State of the State of Delaware as soon as practicable after obtaining such Stockholder approval, or (b) if such Stockholder approval is not required to be obtained in order to consummate the Merger, a Certificate of Ownership and Merger shall be duly filed with the Secretary of State of the State of Delaware as soon as practicable after the satisfaction or, if permissible and effected as provided in the Merger Agreement, waiver of the conditions to the Merger. If the Purchaser is the owner of at least 90% of the outstanding shares of each class of stock following the Offer or otherwise, the Merger will be consummated without a meeting or vote of Stockholders in accordance with the "short-form" merger provisions of Section 253 of the DGCL.

     Stock Options and Warrants. The Merger Agreement provides that, at the Effective Time, each option to purchase Shares outstanding under the Company's option plans, whether or not vested or exercisable, will be canceled, and the former holder shall have the right to receive from the Company during the 10-day period following the consummation of the Merger an amount in cash equal to (i) the excess, if any, of the Merger Consideration applicable to the number of Shares subject to such option over (ii) the aggregate exercise price of such option, less any income or employment tax withholding required under the Code or any provision of state or local law. The Merger Agreement also provides that, at the Effective Time, each warrant outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to (i) the excess, if any, of the Merger Consideration applicable to the number of Shares subject to such warrant over (ii) the aggregate exercise price of such warrant.

     Employee Benefits. Except as otherwise contemplated by the Merger Agreement, for a period of 18 months following the Effective Time, the Surviving Corporation will maintain employee benefit plans and arrangements that, in the aggregate, will provide a similar level of benefits to active and retired employees of the Company and its subsidiaries to those provided under the Company's employee benefit plans and arrangements as in effect immediately prior to the Effective Time; provided, however, that changes may be made to such employee benefit plans and arrangements to the extent necessary to comply with applicable law. From and after the Effective Time, the Surviving Corporation will honor the Company's benefit plans and all existing employment and severance agreements and severance plans that apply to current or former employees or directors of the Company or its subsidiaries.

     Amendments and Waivers. Any provision of the Merger Agreement may be amended by mutual agreement of the parties prior to the Effective Time; provided, however, that, after the approval of the Merger Agreement by the Stockholders, no amendment may be made that would reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger. At any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any obligation or other act of any party, (ii) waive any inaccuracy in the representations and warranties in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any agreement or condition contained in the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties to the Merger Agreement, including (i) representations and warranties by the Company as to corporate existence and power, authority relative to the Merger Agreement and the transactions contemplated thereby, capitalization, required filings, financial statements, absence of certain changes or events, employee benefit plans, labor matters, material contracts, litigation, environmental matters, intellectual property, taxes, insurance and brokers, and (ii) representations and warranties by VS&A-DTN

(with respect to itself and the Purchaser) as to corporate existence and power, authority relative to the Merger Agreement and the transactions contemplated thereby, consents, litigation, brokers and financing.

     Conduct of Business Until the Merger. The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, except as otherwise contemplated in the Merger Agreement or the disclosure schedules thereto, unless VS&A-DTN otherwise agrees in writing, which agreement will not be unreasonably withheld or delayed: (1) the Company will conduct the businesses of the Company and its subsidiaries only in, and the Company and its subsidiaries will not take any action except in, the ordinary course of business consistent with past practice; and (2) the Company will use its reasonable best efforts to keep available the services of the current officers, significant employees and consultants of the Company and its subsidiaries and to preserve the current relationships of the Company and its subsidiaries with its customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relationships in order to preserve substantially intact its business organization. The Merger Agreement also provides that the Company will not, and will not cause or permit any of its subsidiaries or affiliates (over which it exercises control), or any of its or their officers, directors, employees and agents (in each case, in their capacities as such) to, between the date of the Merger Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following, without the prior written consent of VS&A-DTN, which consent will not be unreasonably withheld or delayed (except that, with respect to the matters referred to in clause (e)(i) below, VS&A-DTN will have the right to withhold its consent in its sole discretion):

          (a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of the Company or any of its subsidiaries, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest of the Company or any of its subsidiaries (except for the issuance of any shares of capital stock issuable pursuant to the exercise of any options or warrants outstanding on the date of the Merger Agreement); or (ii) any property or assets of the Company or any of its subsidiaries, except in all cases in the ordinary course of business and in a manner consistent with past practice;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than dividends paid by any of the Company's wholly owned subsidiaries to the Company;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e) (i) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization, person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that are not, in the aggregate, in excess of $1 million; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of the Merger Agreement; (iii) terminate, cancel or request any material change in, or agree to any material change in any material contract of the Company or enter into any contract or agreement material to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, in either case other than in the ordinary course of business, consistent with past practice; or (iv) make or authorize any capital expenditure, or take any other related actions, that would be reasonably likely to cause the Company to exceed its 2000 capital expenditures budget, in the aggregate, by more than $50,000;

          (f) except as otherwise permitted by the Merger Agreement, increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any of its subsidiaries who are not officers of the Company, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining or benefit plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by the Merger Agreement or to the extent required by applicable law or the terms of a collective bargaining agreement or a contractual obligation existing on the date hereof; provided, however, that the Company may grant options, restricted shares, performance units or other long-term incentive awards to new hires in the ordinary course of business consistent with past practice;

          (g) take any action with respect to modifying accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice and as advised by the Company's regular independent accountants;

          (h) waive, release, assign, settle or compromise any material claims or litigation involving money damages in excess of $100,000, except for claims asserted by the Company or any of its subsidiaries;

          (i) make any material tax election or settle or compromise any material federal, state, local or foreign income tax liability, other than in the ordinary course of business and consistent with past practice;

          (j) take any action that will likely result in the representations and warranties of the Company set forth in the Merger Agreement becoming false or inaccurate in any material respect;

          (k) enter into or carry out any other transaction other than in the ordinary course of business or other than as permitted by the Merger Agreement; or

          (l) permit or cause any Subsidiary to do any of the foregoing or agree or commit to do any of the foregoing.

     No Solicitation of Transactions. The Merger Agreement provides that, until the earlier of the Effective Time or the termination of the Merger Agreement, neither the Company nor any of its subsidiaries, nor any of their respective representatives, will, except as contemplated by the Merger Agreement, directly or indirectly, initiate, solicit or encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its significant subsidiaries, or any purchase or sale of all or any significant portion of the assets of the Company or any of its significant subsidiaries, or 15% or more of the equity securities of the Company (any such proposal or offer being hereinafter referred to as a "COMPETING TRANSACTION").

     The Merger Agreement also provides that neither the Company nor any of its subsidiaries, nor any of their respective representatives, will, directly or indirectly, have any discussion with or provide any confidential information or data relating to Company or any of its subsidiaries to any person relating to a Competing Transaction or engage in any negotiations concerning a Competing Transaction, or otherwise facilitate any effort or attempt to make or implement a Competing Transaction or accept or enter into any agreement in connection with, a Competing Transaction; provided, however, that nothing will prevent the Company or the Board from (i) engaging in any discussions or negotiations with, or providing any information to, any person in response to an unsolicited written Competing Transaction by any such person; or (ii) recommending such an unsolicited written Competing Transaction to the Stockholders if, in any such case as is referred to in clause (i) or (ii), (A) the Board concludes in good faith (after consultation with independent financial advisors) that such Competing Transaction is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal (including the financial capability of that person and any conditions contained in the proposal), and that such Competing Transaction would, if consummated, result in a transaction more favorable to the Stockholders than the Merger and the Offer (any such more favorable Competing Transaction being referred to in the Merger

Agreement as a "SUPERIOR PROPOSAL"), (B) the Board determines in good faith after consultation with independent legal counsel that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, (C) prior to providing any information or data regarding the Company to any person or any of such person's representatives in connection with a Superior Proposal by such person, the Company receives from such person an executed confidentiality agreement with terms substantially the same as those contained in the Confidentiality Agreement dated July 8, 1999, between the Parent and Greif & Co. (on behalf of the Company) (the "CONFIDENTIALITY AGREEMENT") and (D) prior to providing any information or data to any person or any of such person's representatives or entering into discussions or negotiations with any person or any of such person's representatives in connection with a Superior Proposal by such person, the Company notifies the Parent promptly of the receipt of such Superior Proposal, indicating, in connection with such notice, the name of such person and attaching a copy of the proposal or offer or providing a complete written summary thereof. The Merger Agreement provides that the Company will keep VS&A-DTN informed, on a current basis, of the status and terms of any discussions or negotiations related to each Superior Proposal.

     Conditions of the Merger. The obligations of the Company, VS&A-DTN and the Purchaser to consummate the Merger are subject to the satisfaction (or waiver by the party for whose benefit the applicable condition exists) of the following conditions: (a) if the Minimum Condition has not been satisfied, the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company in accordance with the DGCL; (b) no preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Merger Agreement shall be in effect and no law shall have been enacted or adopted that enjoins, prohibits or makes illegal consummation of the transactions contemplated by the Merger Agreement; (c) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and (d) all consents, approvals, waivers and authorizations required to be obtained to effect the Merger shall have been obtained, except where the failure to obtain such consents, approvals and authorizations would not result in a material adverse effect.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding any approval and adoption of the Merger Agreement as follows:

          (a) by mutual written consent of the Company and VS&A-DTN;

          (b) by either VS&A-DTN or the Company:

             (i) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

              (ii) if the Minimum Condition shall not have been satisfied and the Merger shall fail to receive the requisite vote for approval and adoption by the Stockholders; or

             (iii) if the Merger shall not have been consummated before August 31, 2000, unless the terminating party's failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to consummate the Merger before that date;

          (c) by the Company:

              (i) in connection with entering into a definitive agreement with respect to a Superior Proposal, provided it has complied with all provisions of the Merger Agreement; or

              (ii) if VS&A-DTN or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Company to VS&A-DTN or the Purchaser, as applicable;

          (d) by VS&A-DTN:

              (i) if the Company shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by VS&A-DTN to the Company; or

              (ii) if the number of dissenting Shares as of the date of notice of termination shall exceed 7.5% of the outstanding Shares.

     In the event the Merger Agreement is terminated by either the Company or VS&A-DTN, the Merger Agreement will become void and have no effect, and there will be no liability or obligation on the part of VS&A-DTN, the Purchaser or the Company, except with respect to certain specified provisions (including the provisions described below under "Fees and Expenses") and except to the extent that such termination results from the breach by a party to the Merger Agreement.

     Fees and Expenses. The Company has agreed to pay VS&A-DTN a termination fee equal to $10 million plus the amount of reasonable out-of-pocket legal, accounting and other costs incurred by VS&A-DTN or the Parent (excluding any investment banking fee paid to Veronis, Suhler & Associates, LLC), if at any time prior to payment for the Shares tendered in response to the Offer or, if the Minimum Condition is not satisfied, at any time prior to consummation of the Merger, the Company receives a proposal with respect to a Competing Transaction and terminates the Merger Agreement in connection with entering into a definitive agreement with respect to a Superior Proposal in accordance with terms of the Merger Agreement. Such payment will be made promptly upon demand, but only if prior to or on the date of termination or within six months thereafter the Company enters into an agreement (including, but not limited to, a letter of intent or similar instrument) with a party other than the Parent or any of its affiliates relating to a Competing Transaction or makes any public announcement in support of any such transaction, and such transaction is consummated within 12 months after the termination of the Merger Agreement.

     Except as described above, the Merger Agreement generally provides that each party will pay its own fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

     Indemnification and Insurance.

     The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions regarding liability of directors and indemnification of directors and officers that are set forth, as of the date of the Merger Agreement, in the certificate of incorporation and the bylaws, respectively, of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time.

     The Merger Agreement also provides that, for a period of six years after the Effective Time, the Surviving Corporation shall use all reasonable efforts to cause to be maintained in effect policies of directors' and officers' liability insurance with coverage in amount and scope at least as favorable as the Company's existing policies with respect to claims arising from facts or events that occurred prior to the Effective Time; provided, however, that during such period the Surviving Corporation will in no event be required to expend more than an amount per year equal to 200% of current premiums paid by the Company for such insurance.

     In the Merger Agreement, VS&A-DTN has agreed to cause the Surviving Corporation to indemnify and hold harmless from and after the Effective Time each present and former director and officer of the Company and any of its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing on or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any its subsidiaries would have been permitted under law and under its certificate of incorporation or bylaws.

  Voting Agreements

     As an inducement to the Parent and the Purchaser to enter into the Merger Agreement with the Company, each of Peter H. Kamin (individually and on behalf of Peak Management, Inc. and Peak Investment Limited Partnership), Anthony S. Jacobs, Weitz Series Fund, Inc. -- Value Fund, Weitz Series Fund,
Inc. -- Hickory Fund, Weitz Partners III Limited Partnership, Weitz Partners, Inc. -- Partners Value Fund, Roger Brodersen, Acorn Investment Trust, Wanger Asset Management, L.P., Wanger Advisors Trust, and DTN 401(k) Plan (First National Bank of Omaha), who in the aggregate own approximately 50.1% of the Shares (approximately 44.1%, after the exercise of all outstanding options and warrants), has entered into voting agreements with the Parent (collectively, the "VOTING AGREEMENTS").

     Pursuant to the Voting Agreements, each of the stockholders party to the Voting Agreements has agreed either to tender his or its shares in response to the Offer, or to vote his or its shares in favor of the Merger and the Merger Agreement (or, if not all of his or its Shares are purchased in the Offer, to vote the remaining shares in favor of the Merger and the Merger Agreement). Each stockholder also agreed not to tender any of his or its Shares in response to a tender offer by any third party or to take any action that is inconsistent with or that would limit or interfere with his or its obligations under the Voting Agreements. The Voting Agreements terminate upon the termination of the Merger Agreement.

     The Voting Agreements are filed with the Commission as exhibits to Schedule TO and incorporated herein by reference. The Voting Agreements may be examined and copies obtained, as set forth in Section 7 of this Offer to Purchase.

  Management Incentive Program

     In the Merger Agreement, VS&A-DTN has agreed to provide an equity incentive program that, subject to certain conditions, will provide the Company's senior management team with up to 12.5% of the incremental equity profit earned on VS&A-DTN's investment in the Company, after the return of capital to the investors in VS&A-DTN. It is anticipated that this equity incentive will be provided to the key members of senior management and allocated among them by VS&A-DTN, after consultation with the Company's president. Under the arrangement, 50% of the incentive interest will vest ratably over five years, but will vest in full upon an earlier change in control; and the remaining 50% will be payable upon a change of control, with management's entitlement based upon a sliding scale based upon VS&A-DTN's realized internal rate of return ("IRR") after taking account of the payments under the program; the scale will be a ratable sliding scale in which no incentive payment with respect to this 50% is made if the IRR is less than 20% and the full amount will be payable with respect to this 50% if the IRR is 40% or higher.

     In the Merger Agreement, VS&A-DTN also has agreed to an arrangement under which certain key officers and employees of the Company (the "PARTICIPANTS") will receive an aggregate of 15% of the excess of (i) the proceeds the Company receives from the sale of the 303,000 shares of common stock of SmartServ Online, Inc. (the "SMARTSERV STOCK") received upon exercise of warrants the Company presently owns to purchase the SmartServ Stock over (ii) the aggregate exercise price paid by the Company for the shares of SmartServ Stock (the "CASH BONUSES"). The Cash Bonuses will be paid to the Participants from time to time promptly after the proceeds of each sale of the SmartServ Stock is received by the Company; provided, however, no Cash Bonuses will be paid until December 1, 2000. VS&A-DTN will, after consultation with the Company's president, determine which officers and employees of the Company will be the Participants and the percentage of the Cash Bonuses to which each Participant will be entitled. A Participant will not be entitled to receive any Cash Bonuses after the voluntary termination of employment of such Participant with the Company, other than as a result of death or disability. In the event of a Participant's voluntary termination of his or her employment with the Company, the remaining Participants will receive proportionately the remaining Cash Bonuses the Participant who voluntarily terminated employment would otherwise have received. In the event the Company has not sold all the shares of SmartServ Stock by February 16, 2002, after such date the Participants may elect to have the Company distribute to each Participant that portion of the remaining shares of SmartServ Stock then held by the Company that represents each Participant's percentage of the Cash Bonuses multiplied by 15%, in lieu of such Participant's interest in future Cash Bonuses based upon the remaining shares of SmartServ Stock.

  Employment Agreements

     At the Effective Time, it is expected that the Surviving Corporation would enter into an employment agreement with Greg Sloma, under which Mr. Sloma would serve as president and chief executive officer for a period of five years, subject to earlier termination, with a salary of $225,000 per year and annual bonuses.

     In addition, Mr. Sloma and other members of management of the Surviving Corporation would be granted membership interests in VS&A-DTN as "MANAGEMENT MEMBERS" of VS&A-DTN. Mr. Sloma's interest as a Management Member would entitle him, subject to certain conditions, to an amount equal to 2.25% (out of an aggregate of up to 12.5% allocated to all Management Members) of all distributions made by VS&A-DTN after VS&A-DTN's members who have provided capital contributions to VS&A-DTN (the "INVESTOR MEMBERS") have received distributions equal to their capital contributions to VS&A-DTN ("POST-RETURN DISTRIBUTIONS"). Fifty percent of Mr. Sloma's interest as a Management Member would vest ratably over five years, but would vest in full upon an earlier change in control; and the remaining 50% would be payable upon a change of control, with Mr. Sloma's entitlement based upon VS&A-DTN's realized IRR.

     Mr. Sloma also would be entitled to receive an amount equal to 1.125% of all Post-Return Distributions, regardless of VS&A-DTN's IRR. In addition, upon a change in control, Mr. Sloma would be entitled to an additional 1.125% of all Post Return Distributions, if the Investor Members realized an IRR of 40% or more; if the Investor Members realized an IRR of less than 40% but more than 20%, Mr. Sloma would be entitled to an additional share of Post-Return Distributions in an amount determined by multiplying 1.125% of all Post-Return Distributions by a fraction, of which the numerator is the number of percentage points by which the IRR exceeds 20% and the denominator of which is 20.

     Mr. Sloma's entitlement as a Management Member to receive a portion of the Post-Return Distributions would be subject to adjustment in certain circumstances, including termination of employment.

     At the Effective Time, it is expected that the Surviving Corporation also would enter into employment agreements with certain other executive officers.

  Rollover of Options

     It is expected that, in consideration for the surrender by certain executive officers of the Company of a portion of their options to purchase Shares, the Parent would grant such executive officers interests in VS&A-DTN equivalent to the interests the executive officers would have acquired if they had made cash contributions to VS&A-DTN equal to the cash they otherwise would have received in connection with the cancellation of such options pursuant to the Merger Agreement. Mr. Sloma's interest is expected to be equivalent to a cash contribution of $500,000. The amount of the interests of the other executive officers has not yet been determined. However, the aggregate interests to be granted to all the executive officers of the Company, including Mr. Sloma, in connection with the surrender of options is not expected to exceed 1% of all of the interests in VS&A-DTN.

OTHER MATTERS

     Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified areas and the approval of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all of the outstanding shares of stock entitled to vote on such matter. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own sufficient Shares to enable it to satisfy the stockholder approval requirement to approve the Merger, without the necessity of submitting it to the other stockholders for their approval. The Purchaser intends to seek to consummate the Merger with the Company as promptly as practicable after consummation of the Offer.

     Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Stockholders would have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. The foregoing summary of the rights of dissenting Stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any available dissenters' rights. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the DGCL.

     "Going Private" Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the transaction. However, Rule 13e-3 should be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer.

     12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY. The purpose of the Offer and the Merger is to enable VS&A-DTN to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that the Merger will be effected promptly. The purpose of the Merger is to acquire all outstanding Shares not acquired pursuant to the Offer or otherwise.

     Upon completion of the Offer and the Merger, the Parent intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, the Parent will determine what actions or changes, if any, would be desirable in light of the circumstances that then exist.

     From time to time, both during and after the Offer the Parent intends to sell interests in VS&A-DTN to the Co-Investors. In addition, it is expected that, in consideration for the surrender by certain executive officers of the Company of a portion of their options to purchase Shares, the Parent would grant such executive officers interests in VS&A-DTN equivalent to the interests the executive officers would have acquired if they had made cash contributions to VS&A-DTN equal to the cash they otherwise would have received in connection with the cancellation of such options pursuant to the Merger Agreement.

     Except as noted in this Offer to Purchase, the Parent, VS&A-DTN and the Purchaser have no present plans or proposals that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of assets, involving the Company or any of its subsidiaries or any other material changes in the Company's capitalization, dividend policy, corporate structure or business, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Board or management of the Company, (iv) any material change in the Company's capitalization or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, and or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

     13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares.

     Nasdaq Quotation. The Shares are traded through Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued inclusion on Nasdaq. Nasdaq requires that an issuer either (i) have at least 750,000 publicly held shares (exclusive of holdings of officers, directors or any other person who is the beneficial owner of more than 10% of the total Shares outstanding), held by at least 400 shareholders, with a market value of at least $5,000,000, net tangible assets (total assets (excluding goodwill) minus total liabilities) of at least $4 million and have a minimum bid price of $1 per share or (ii) have at least 1,100,000 publicly held shares, held by at least 400 shareholders, with a market value of at least $15,000,000, have a minimum bid price of $5 per share and have either (A) a market capitalization of at least $50,000,000 or (B) total assets and revenues each of at least $50,000,000. If Nasdaq were to cease to publish quotations for the Shares, it is possible that the Shares would qualify for listing on the Nasdaq SmallCap Market or that they would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of Stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below and other factors.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its Stockholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or eliminated. If, as a result of the purchase of Shares pursuant to the Offer or the Merger, the Company is no longer required to maintain registration of the Shares under the Exchange Act, the Purchaser intends to cause the Company to apply for termination of such registration.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("PURPOSE LOANS"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares will no longer constitute "margin securities."

     14. DIVIDENDS AND DISTRIBUTIONS. In the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of its capital stock, except for dividends by a wholly owned subsidiary of the Company to the Company; or, subject to certain exceptions, to redeem, purchase or otherwise acquire or offer, sell, issue or grant, any additional Shares (other than issuances of Shares pursuant to the exercise of options under the Option Plans), or any shares of any other class of capital stock, or any securities convertible into or exchangeable for, or rights, warrants or options, of any kind, to acquire, any capital stock.

     If, on or after the date of the Merger Agreement, the Company declares or pays any dividend on the Shares or any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to Stockholders of record on a date prior to the transfer into the name of the Purchaser or its nominees or transferees on the Company's stock transfer records of the Shares purchased pursuant to the Offer, and if Shares are purchased in the Offer, then, without prejudice to the Purchaser's rights under Section 14, (i) the purchase price per Share payable by the Purchaser pursuant to the Offer shall be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution, issuance, proceeds or right to be received by the tendering Stockholders shall
(a) be received and held by the tendering Stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering Stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer or (b) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance, proceeds or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     15. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment, or subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, pay for and may delay the acceptance for payment of, or subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, the payment for, any tendered Shares and the Purchaser may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act has not expired or terminated, (ii) the Minimum Condition has not been satisfied or (iii) at any time on or after the date of the Merger Agreement and, prior to the acceptance for payment of Shares or the payment therefor, any of the following conditions has occurred and continues to occur:

          (a) there shall be threatened or pending any suit, action or proceeding by any governmental entity against the Purchaser, VS&A-DTN, the Company or any of the Company's subsidiaries (i) seeking to prohibit or impose any material limitations on the Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel VS&A-DTN or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or the Parent and their respective subsidiaries, (ii) challenging the acquisition by VS&A-DTN or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreements (including the voting provisions thereunder), or seeking to obtain from the Company, VS&A-DTN or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger or (iv) which otherwise would have or be reasonably likely to have a Material Adverse Effect;

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a government entity, to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or on NASDAQ, for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit generally by banks or other financial institutions or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (d) there shall have occurred any changes (or any developments that, insofar as reasonably can be foreseen, are reasonable likely to result in any changes) in the financial condition, business, results of operations or prospects of the Company and its subsidiaries that individually or in the aggregate would have or be reasonably likely to have a Material Adverse Effect;

          (e) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to VS&A-DTN or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Superior Proposal or (ii) the Company shall have entered into any agreement with respect to any Superior Proposal;

          (f) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct without such qualification and any such representations and warranties that are not so qualified shall not be true and correct in any respect (in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties, as of the date of the Merger Agreement and as of the scheduled expiration of the Offer), except to the extent all failures to be true and correct in the aggregate would not have or be reasonably likely to have a Material Adverse Effect;

          (g) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement; or

          (h) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of VS&A-DTN and the Purchaser and may be waived by VS&A-DTN or the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of the Parent or the Purchaser. The failure by VS&A-DTN or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time up to consummation of the transactions contemplated by the Merger Agreement.

     "Material Adverse Effect" is defined in the Merger Agreement as any change in or effect on the business of the Company or any of its Significant Subsidiaries that is, or insofar as can be reasonably foreseen would reasonably be expected to be, materially adverse to the business, properties, prospects, operations or condition (financial or otherwise) of the Company or any of its Significant Subsidiaries, other than any change, effect, event or occurrence to the extent arising from or relating to (i) the United States or the global economy or securities markets in general, (ii) actions taken pursuant to the obligations of the parties expressly set forth in the Merger Agreement or (iii) changes in any laws.

     "Significant Subsidiaries" is defined in the Merger Agreement as any subsidiary of the Company that during the year ended December 31, 1999, accounted for 3% or more of the consolidated revenue of the Company and its subsidiaries.

     16. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS. Except as described in Section 15 or this Section 16, based on information provided by the Company, none of the Company, the Parent, VS&A-DTN or the Purchaser is aware of any license or regulatory permit that appears to be material to the business of the

Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer, the Merger or otherwise, or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, the Purchaser and the Parent presently contemplate that such approval or other action will be sought, except as described below under "State Anti-takeover Statutes." While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

     Federal Reserve Board Regulations. Regulations G, U and X (the "MARGIN REGULATIONS") of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. Shares or other securities that constitute margin stock will not directly or indirectly secure the financing of the Offer. Accordingly, all financing of the Offer will be in full compliance with the Margin Regulations.

     State Anti-takeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "INTERESTED STOCKHOLDER" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. In the Merger Agreement, the Company has represented that, by virtue of the approval of the Company's Board, the provisions of Section 203 of the DGCL are not applicable to the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

     A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive officers or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "SUPREME COURT") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the State and were incorporated there.

     The Parent and the Purchaser do not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and, except as described above with respect to Section 203 of the DGCL, neither the Parent nor the Purchaser has attempted to comply with any state anti-takeover statute or regulations. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See
Section 14.

     Antitrust. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "ANTITRUST DIVISION") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

     The Parent and the Company will file their Notification and Report Forms with respect to the Offer under the HSR Act as soon as practicable after the date of this Offer to Purchase. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth day after filing, unless early termination of the waiting period is granted. However, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material from the Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Parent with such request. The HSR Act authorizes only one extension of the waiting period pursuant to a request for additional information. Therefore, any waiting period may be further extended only with the consent of the Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The relevant governmental agency may also seek to prevent the consummation of the transaction as discussed below. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 15.

     The FTC and the Antitrust Division frequently scrutinize the legality under the Antitrust Laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of the Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which the Parent and the Company are engaged, the Parent and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 15 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     As used in this Offer to Purchase, "Antitrust Laws" mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     17. CERTAIN FEES AND EXPENSES. D.F. King & Co., Inc. is acting as Information Agent in connection with the Offer. D.F. King & Co., Inc. will receive reasonable and customary compensation for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses including reasonable fees of attorneys and others.

     First National Bank of Omaha has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

     Except as described above, neither the Parent nor VS&A-DTN nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, upon request, reimburse brokers, dealers, commercial banks and trust companies and other nominees for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

     18. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchaser has filed with the Commission the Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in
Section 7 with respect to information concerning the Company.

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

                                          DTN ACQUISITION CORPORATION

March 17, 2000

                                   SCHEDULE I

    DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER, THE PARENT, VS&A-DTN
      AND CERTAIN ENTITIES WHICH DIRECTLY OR INDIRECTLY CONTROL THE PARENT

A.  THE PURCHASER

     Listed below are the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. The business address of each such person is 350 Park Avenue, New York, New York 10022 and each such person is a U.S. citizen.

Jeffrey T. Stevenson.................  President and Director and President and Senior Managing
                                       Member of VS&A Equities III, L.L.C. and President and Senior
                                       Managing Member of VS&A Equities II, L.P.
S. Gerard Benford....................  Vice-President, Treasurer and Director and Managing Member
                                       and Vice-President of VS&A Equities III, L.L.C. and Managing
                                       Member and Vice President of VS&A Equities II, L.P.
Martin I. Visconti...................  Vice President and Senior Vice President of Veronis, Suhler
                                       & Associates Inc.

B.  THE PARENT AND VS&A-DTN

     Currently, the sole member of VS&A-DTN is the Parent. VS&A-DTN does not have any officers or directors.

     The General Partner of the Parent is VS&A Equities III, L.L.C., a Delaware limited liability company ("VS&A EQUITIES"). The Parent does not have any officers or directors.

     Set forth below are the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each managing member of VS&A Equities. The business address of each such person is 350 Park Avenue, New York, New York 10022 and each such person is a U.S. citizen.

John J. Veronis......................  Chairman and Co-Chief Executive Officer of Veronis, Suhler &
                                       Associates Inc., an affiliate of VS&A Equities ("VS&A INC.")
John S. Suhler.......................  President and Co-Chief Executive Officer of VS&A Inc.
Jeffrey T. Stevenson.................  President and Senior Managing Member of VS&A Equities and
                                       President and Senior Managing Member of VS&A Equities II,
                                       L.P.
S. Gerard Benford....................  Managing Member and Vice-President of VS&A Equities and
                                       Managing Member and Vice President of VS&A Equities II, L.P.
Martin I. Visconti...................  Senior Vice President of VS&A Inc.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses listed below:

                        The Depositary for the Offer is:

                          FIRST NATIONAL BANK OF OMAHA

                         By Mail, Overnight Delivery or
                                    By Hand:

                          First National Bank of Omaha
                              Attn: Kellie Roanne
                               1620 Dodge Street
                                Omaha, NE 68102

                           By Facsimile Transmission:
                        (for Eligible Institutions Only)

                                 (402) 341-6556

                        Confirm Facsimile By Telephone:

                                 (402) 633-3465

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D.F. KING & CO., INC.
                          77 WATER STREET, 20TH FLOOR
                         NEW YORK, NEW YORK 10005-4495
             BANKS AND BROKERAGE FIRMS PLEASE CALL: (212) 269-5550
                   ALL OTHERS CALL TOLL FREE: (800) 488-8075